FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.            Description

99.1                         Material Change Reported dated February 2, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2010	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Brazauro Resources Corporation (the “Company”)

16360 Park Ten Place, Suite 217, Houston, Texas 77084

Item 2	Date of Material Change

February 2, 2010

Item 3	News Release

Issued February 2, 2010 and distributed through the facilities of CanadaNewswire and PR wire.

Item 4	Summary of Material Change

The Company announced the results of an updated Preliminary Economic Assessment that confirms the economic viability and technical aspects of the Company’s 100%-owned Tocantinzinho property.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change

Please see the attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Contact:	Mark E. Jones III, Chairman and CEO
Telephone:	(281) 579-3400
Item 9	Date of Report

February 2, 2010

February 2, 2010
Trading Symbol: BZO-TSX.V

Brazauro Resources Preliminary Economic Assessment Confirms
Strong Prospects for Tocantinzinho Property

Updated PEA indicates potential 145,000-ounce annual production with approximately
12% internal rate of return

(All figures are in US dollars unless otherwise stated)

Houston, TX – Brazauro Resources Corp. (BZO: TSX-V), a pure play Brazilian gold exploration company, today announced the results of an updated Preliminary Economic Assessment (PEA) that confirms the economic viability and technical aspects of the Company’s 100%-owned Tocantinzinho property.

Highlights of the updated PEA include:

•	Estimated mine life of 13 years based on a processing rate of 4 million tons per year
•	Average operating cash cost of $490 per ounce
•	Net present value of $129 million, using a 5% discount rate and $900/oz gold
•	Development capital expenditures of $239 million with a payback period of 6.25 years

The Tocantinzinho (“TZ”) asset, one of Brazauro’s five highly attractive properties in the mineral-rich Tapajós region in north-central Brazil, is the Company’s most advanced project. The updated PEA was conducted by NCL Brasil Ltda. (NCL) and builds on the assessment announced by the Company in December 2007. It includes a detailed mine plan, enhanced engineering studies and committed budget proposals from suppliers for key elements of the mine development, including the provision of power to the site.

“The results of this PEA are very encouraging for our shareholders and take us an important step closer to achieving our objective of becoming a mid-tier gold producer by 2013,” said James Komadina, President and Chief Operating Officer of Brazauro. “The long-term outlook for gold prices remains very positive and the results of this assessment confirm our conviction that the Tocantinzinho property has strong potential. We believe there are further opportunities to make improvements to engineering at TZ. The economic viability of the project, combined with our solid financial position and experienced management team, provide us with confidence that Brazauro is well positioned to generate significant long-term shareholder value.”

Mr. Komadina also noted that the more detailed engineering and economic analysis of the viability of further large-scale modern mining in the Tapajós region is likely to be an encouraging development for governments in Brazil.

Key Results of the 2007 and 2010 Preliminary Economic Assessments:

2007 PEA	2010 PEA
Gold Price/Oz	$550/$900	$900
Oz Produced	1.597M	1.735M
Average Production Oz	123,000/YR	145,000/YR
Operating Cash Cost/Oz	$353	$490
Initial CAPEX	$128M	$239M
LOM CAPEX	$27M	$83M
Payback Period	8.25 YRS	6.25 YRS
IRR	9.6%/34.2%	11.9%
0% NPV	$120M/$580M	$297M
5% NPV	$42M/$357M	$129M

Brazauro notes the following potential increases in value:

An average gold price of $1100 per ounce increases the internal rate of return to 20.6% with net present values of $585 million and $328 million at 0% and 5% discount rates, respectively. The project is most sensitive to plant cost, which Brazauro considers can be reduced with further engineering. Plant cost reduction of 5% increases the base case internal rate of return to 12.6% and the 5% net present value to $142 million. All other technical and economic variables have lesser degrees of impact on the project.

Preliminary Economic Assessment Update

The Preliminary Economic Assessment update was prepared in accordance with National Instrument 43-101 based on information compiled by NCL´s principal, Rodrigo Mello, who is a "qualified person" as defined in National Instrument 43-101. A copy of the Preliminary Economic Assessment will be filed and may be viewed at www.sedar.com. Brazauro announced and filed an updated National Instrument 43-101-compliant resource estimate for the Tocantinzinho property on December 8, 2009.

Cautionary Statement: The Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the conclusions reached in the Preliminary Economic Assessment will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

About Brazauro:

Brazauro Resources is an established and well-financed gold exploration company focused on high-potential properties in the Tapajós region of Brazil. As well as its most advanced property, Tocantinzinho, Brazauro is also actively exploring other properties including the nearby Bom Jardim, Piranhas, Agua Branca and Andorinhas projects. The Company’s shares are listed on the TSX Venture Exchange under the symbol BZO-V. Further information is available at www.brazauroresources.com

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For further information, please contact:

Brazauro Resources Corporation

James Komadina

President and Chief Operating Officer

719-330-4477

Mark Jones

Chairman

281-579-3400

Media contact:

John Lute

Lute & Company

416-929-5883

info@brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-Looking Statements

Certain statements contained in this press release may constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the "safe harbour" provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon the Company's reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements. Risks, uncertainties and other factors that could cause the Company's plans to change include changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.